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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

  During 3Q16, Embraer delivered 29 commercial jets and 25 executive jets (13 light and 12 large);
  The Company’s firm order backlog ended the quarter at US$ 21.4 billion versus US$ 21.9 billion in 2Q16;
  Revenues in 3Q16 grew 17.9% on a year-over-year basis to US$ 1,514.3 million in 3Q16, driven by higher revenues in the Commercial Aviation and Defense & Security segments;
  Consolidated gross margin in 3Q16 was 18.8%, an increase from the 17.5% registered in 3Q15;
  In 3Q16, the Company booked in Other operating income (expense), net an additional US$ 5.5 million loss contingency related to finalization of negotiations related to the U.S. Foreign Corrupt Practices Act (FCPA), and a US$ 118.1 million provision related to costs for the first round of voluntary dismissal;
  Adjusted EBIT and Adjusted EBIT margin in 3Q16, excluding the impacts of the loss contingency and provision listed above, were US$ 94.7 million and 6.3%, respectively. Adjusted EBITDA and Adjusted EBITDA margin in the quarter, excluding these impacts, were US$ 187.3 million and 12.4%, respectively;
  3Q16 Net loss attributable to Embraer Shareholders and Loss per basic ADS totaled US$ (33.7) million and US$ (0.1848), respectively;
  3Q16 Adjusted Net Income, which excludes non-cash deferred income taxes and social contribution largely related to foreign exchange variation on non-monetary assets, as well as the aforementioned non-recurring items, was US$ 79.1 million. Adjusted earnings per basic ADS totaled US$ 0.4337 in 3Q16;
  Embraer announced on October 24, 2016 the terms of the agreements for the resolution of investigations with the U.S. and Brazilian authorities. As part of the settlement, the Company agreed to pay US$ 205.5 million to these authorities. The settlement further provides that as long as the terms of the agreements are fully honored, no charges will be brought against the Company.
  The Company reiterates all formal aspects of its deliveries and financial Guidance for 2016.

Main financial indicators [1]

in millions of U.S dollars, except % and earnings per share data
IFRS	(1)	(1)	(1)	(1)
	2Q16	3Q15	3Q16	YTD16
Revenue	1,366.4	1,284.6	1,514.3	4,189.7
EBIT	(127.4)	84.4	(28.9)	(70.6)
EBIT Margin %	-9.3%	6.6%	-1.9%	-1.7%
Adjusted EBIT	72.6	84.4	94.7	253.0
Adjusted EBIT Margin	5.3%	6.6%	6.3%	6.0%
EBITDA	(47.7)	158.0	63.7	183.6
EBITDA Margin %	-3.5%	12.3%	4.2%	4.4%
Adjusted EBTIDA	152.3	158.0	187.3	507.2
Adjusted EBTIDA Margin	11.1%	12.3%	12.4%	12.1%
Adjusted Net Income ¹	44.1	71.5	79.1	121.5
Net loss attributable to Embraer Shareholders	(99.4)	(109.6)	(33.7)	(29.2)
Losses per share - ADS basic (US$)	(0.5448)	(0.6013)	(0.1848)	(0.1601)
Net Debt	(613.3)	(643.9)	(652.7)	(652.7)
(1) Derived from unaudited financial information.

1 Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period and excluding the impact of a US$ 200 million loss contingency in 2Q16, and a US$ 5.5 million loss contingency and a US$ 118.1 million voluntary dismissal provision in 3Q16. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). It is important  to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ (10.8) million in 3Q16, US$ 181.1 million in 3Q15, and US$ (56.5) million in 2Q16.

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São José dos Campos, Brazil, October 31, 2016 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2015 (3Q15), June 30, 2016 (2Q16) and September 30, 2016 (3Q16), are derived from unaudited financial statements, except where otherwise stated.

REVENUES and gross margin

In 3Q16, Embraer delivered a total of 29 commercial and 25 executive aircraft (13 light jets and 12 large jets), compared to a total of 21 commercial and 30 executive aircraft (21 light jets and 9 large jets) in 3Q15. For the first nine months of 2016, Embraer delivered a total of 76 commercial jets and 74 executive jets (48 light and 26 large), compared to 68 commercial jets and 75 executive jets (57 light and 18 large) delivered during the same period of 2015. Revenues in 3Q16 totaled US$ 1,514.3 million, representing growth of 17.9% relative to the US$ 1,284.6 million in revenues generated in 3Q15, reflecting the increase in deliveries in the Commercial Aviation segment and 18.6% growth in Defense & Security segment revenues. Year-to-date in 2016, consolidated revenues were US$ 4,189.7 million, compared to US$ 3,853.7 million in the first nine months of 2015, representing an increase of 8.7%.

The Company’s gross margin in 3Q16 was 18.8% compared to 17.5% in 3Q15, due largely to an improvement in the Defense & Security segment, which in the current quarter did not suffer from negative cost base revisions on certain contracts from foreign exchange variation, and better gross margin in the Commercial Aviation segment, offsetting a decline in the Executive Jets segment. In the first nine months of 2016, Embraer’s gross margin was 19.8%, stable compared to the same period of 2015.

LOSS CONTINGENCY RELATED TO FINALIZED FCPA INVESTIGATION

Embraer announced on October 24, 2016 the terms of the agreements for the resolution of investigations with the U.S. (Department of Justice (DOJ) and Securities and Exchange Commission (SEC)) and Brazilian (Ministério Publico Federal (MPF) and Comissão de Valores Mobiliários (CVM)) authorities. As part of the settlement, the Company has agreed to payments in an aggregate amount of US$ 205.5 million to the U.S. and Brazilian authorities, of which US$ 200 million was booked as a loss contingency in 2Q16, and US$ 5.5 was booked as an additional amount to the loss contingency in 3Q16. The settlement further provides that as long as the terms of the agreements are fully honored, no charges will be brought against the Company. Please see the section on SEC/DOJ investigations update on page 10 of this press release for more information.

ADJUSTED EBIT and ADJUSTED ebit Margin

Embraer generated Adjusted EBIT of US$ 94.7 million in 3Q16, with an Adjusted EBIT margin of 6.3%, which compares to the US$ 84.4 million in EBIT and 6.6% EBIT margin reported in 3Q15. Adjusted EBIT for 3Q16 excludes US$ 118.1 million in provisions for benefits to be paid related to the Company’s recent voluntary dismissal program, in which 1,463 employees adhered to the plan, and US$ 5.5 million in additional charges related to the finalization of the investigation into non-compliance with the U.S. Foreign Corrupt Practices Act. The cash payments related to the voluntary dismissal program are expected to be dispersed in 4Q16 and 1Q17. The decline in Adjusted EBIT margin on a year-over-year basis was driven in large part by higher other operating expenses in 3Q16, due principally to impairments on the Company’s portfolio of used aircraft. The Company’s reported EBIT for 3Q16 was an operating loss of US$ (28.9) million, compared to operating income of US$ 84.4 million in 3Q15, with the voluntary dismissal and FCPA provisions the major drivers for this variation. Over the first nine months of 2016, Adjusted EBIT was US$ 253.0 million, representing an Adjusted EBIT margin of 6.0%, compared to US$ 266.2 million in EBIT and a margin of 6.9% in the same period of 2015.

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Administrative expenses totaled US$ 33.1 million in 3Q16, which was down from the US$ 42.6 million registered in 3Q15 as a result of the Company’s ongoing efficiency efforts. Selling expenses increased from US$ 78.4 million in last year’s 3Q to US$ 86.7 million in 3Q16, in part due to the higher level of revenues in the period. In addition, selling expenses related to the Air Show were higher than last year, as Embraer exhibited the E190-E2 commercial jet and the KC-390 medium lift cargo transport tanker aircraft at the show in 2016. Research expenses totaled US$ 11.9 million in the quarter, which was a slight increase from the US$ 8.6 million in research expenses reported in 3Q15.

Other operating income (expense), net, excluding the impact of the aforementioned provisions for the voluntary dismissal program and the additional FCPA loss contingency in 3Q16, was an expense of US$ 58.0 million, compared to an expense of US$ 10.6 million in 3Q15. The increase in this net expense line was mainly due to the aforementioned higher impairments on the Company’s portfolio of used aircraft.

net RESULTS

Net loss attributable to Embraer for 3Q16 was US$ (33.7) million, and in the first nine months of 2016, net loss attributable to Embraer was US$ (29.2) million. Loss per basic ADS in the quarter was US$ (0.1848) and for the first nine months of 2016 was US$ (0.1601).

Adjusted net income, excluding deferred income tax and social contribution gains as well as the impacts of the additional FCPA loss contingency and provision for the Company’s voluntary dismissal program, was US$ 79.1 million in 3Q16, and in the first nine months of 2016, adjusted net income was US$ 121.5 million. Adjusted earnings per basic ADS in 3Q16 was US$ 0.4337 and for the first nine months of the year was US$ 0.6662 per ADS.

monetary balance sheet accounts and other measures

Embraer ended 3Q16 with a net debt position of US$ 652.7 million compared to net debt of US$ 613.3 million at the end of 2Q16 and net debt of US$ 643.9 million at the end of 3Q15. An increase in the Company’s long-term loans position led to the higher net debt level at the end of 3Q16.

in millions of U.S.dollars
FINANCIAL POSITION DATA	(1)	(1)	(1)
	2Q16	3Q15	3Q16
Cash and cash equivalents	1,223.2	1,954.5	1,455.5
Financial investments	1,832.8	791.0	1,714.9
Total cash position	3,056.0	2,745.5	3,170.4
Loans short-term	466.3	311.8	498.5
Loans long-term	3,203.0	3,077.6	3,324.6
Total loans position	3,669.3	3,389.4	3,823.1
Net debt*	(613.3)	(643.9)	(652.7)
* Net cash (Debt) = Cash and cash equivalents + Financial investments short-term and long term - Loans short-term and long-term

(1) Derived from unaudited financial information.

Net cash used by operating activities net of adjustments for financial investments was an inflow of US$ 218.3 million in 3Q16 and Free cash flow2 for the quarter was negative US$ 37.5 million. This compares to Net cash

2 Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded under Intangible, and changes in short-term investments (Financial investments). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial investments which do not represent changes in the Company’s net cash position since additions or reductions in Financial investments reflect changes in the maturity profile of the Company’s short-term investments and, as a consequence, do not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Net additions to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial investments. For more detailed information please refer to page 14.

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generated by operating activities net of adjustments for financial investments of positive US$ 70.2 million and Free cash flow of negative US$ 115.3 million in 3Q15. For the first nine months of the year, Free cash flow was negative US$ 692.7 million compared to negative US$ 482.2 million in the first nine months of 2015, due mainly to higher CAPEX and development spending in 2016.

in millions of U.S.dollars
IFRS	3Q15	4Q15	1Q16	2Q16	3Q16	YTD16
Net cash generated (used) by operating activities (1)	70.2	871.7	(29.0)	(199.9)	218.3	(10.6)
Net additions to property, plant and equipment	(75.7)	(82.5)	(76.1)	(112.3)	(125.9)	(314.3)
Additions to intangible assets	(109.8)	(129.2)	(111.2)	(126.7)	(129.9)	(367.8)
Free cash flow	(115.3)	660.0	(216.3)	(438.9)	(37.5)	(692.7)
(1) Net of financial investments and unrealized gains (loss): 3Q15 $(54.7), 4Q15 (89.9), 1Q16 (131.0), 2Q16 (161.5), 3Q16 (83.4), YTD16 (209.0)

Net additions to total PP&E were US$ 145.9 million in 3Q16, including values related to spare parts pool programs, aircraft under lease or available for lease, CAPEX and proceeds from disposal of PP&E. Of the total 3Q16 PP&E additions, CAPEX amounted to US$ 73.6 million, additions of aircraft available for lease was US$ 47.8 million and additions of pool program spare parts totaled US$ 24.5 million.

A portion of the reported CAPEX includes expenditures related to certain contracted capital expenditures on equipment and facilities, primarily in the Defense & Security segment. These expenditures are included in the terms of their respective contracts and are not considered part of the Company’s CAPEX Outlook of US$ 275 million for 2016. This contracted CAPEX totaled US$ 12.5 million in 3Q16, as outlined in the table below. Excluding these expenditures, the Company’s CAPEX for 3Q16 was US$ 61.1 million.

CAPEX in the first nine months of 2016 was US$ 171.6 million, contracted CAPEX was US$ 21.4 million, and CAPEX excluding the contracted expenditures was US$ 150.2 million. Expenditures excluding contracted CAPEX may finish lower than the Company’s US$ 275 million Guidance for the year. This Guidance does not include additions of aircraft available for or under lease or additions of pool program spare parts.

In 3Q16, Embraer invested a total of US$ 129.9 million in product development, partially offset by US$ 25.0 million in contributions from suppliers during the period. For the first nine months of the year, the Company invested a total of US$ 367.8 million in product development, partially offset by US$ 123.9 million in contributions from suppliers. These supplier contributions are related to the development of the E-Jets E2 program in the Commercial Aviation segment. Net development expenditures for the first nine months of 2016 were US$ 243.9 million, and the Company’s total Development investment net of supplier contributions in 2016 should be in line with its US$ 325 million Outlook for the year.

The following tables outline the detailed investments in PP&E and R&D for the periods indicated.

in millions of U.S.dollars
	3Q15	4Q15	1Q16	2Q16	3Q16	YTD16
CAPEX	58.4	73.2	36.5	61.5	73.6	171.6
Contracted CAPEX (Included in CAPEX)	9.8	27.8	3.1	5.8	12.5	21.4
Additions of aircraft available for or under lease	4.2	8.0	25.7	31.7	47.8	105.2
Additions of Pool programs spare parts	13.1	15.4	13.9	19.2	24.5	57.6
PP&E	75.7	96.6	76.1	112.4	145.9	334.4
Proceeds from sale of PP&E	-	(14.1)	-	(0.1)	-	(0.1)
Net Additions to PP&E	75.7	82.5	76.1	112.3	145.9	334.3

in millions of U.S.dollars
	3Q15	4Q15	1Q16	2Q16	3Q16	YTD16
Additions to intangible	109.8	129.2	111.2	126.7	129.9	367.8
Contributions from suppliers	(30.4)	(5.4)	(98.9)	-	(25.0)	(123.9)
Development (Net of contributions from suppliers)	79.4	123.8	12.3	126.7	104.9	243.9
Research	8.6	14.9	6.6	10.3	11.9	28.8
R&D	88.0	138.7	18.9	137.0	116.8	272.7

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The Company’s total debt increased from US$ 3,669.3 million at the end of 2Q16 to US$ 3,823.1 million at the end of 3Q16, with an increase of US$ 32.2 million in short-term loans and an increase of US$ 121.6 million in long-term loans. The average loan maturity of debt at the end of 3Q16 was 5.5 years, slightly lower than the 5.7 years at the end of 2Q16, but still in line with the Company’s current business cycle.

The cost of Dollar denominated loans declined from 5.25% at the end of 2Q16 to 5.11% at the end of 3Q16. The cost of Real denominated loans declined from 5.69% at the end of 2Q16 to 5.18% per year at the end of 3Q16. The Company’s EBITDA over the last 12 months (EBITDA LTM) to financial expenses (gross) through 3Q16 was 1.77 compared to 2.10 through 2Q16, unadjusted for non-recurring items. Roughly 23% of total debt was denominated in Reais at the end of 3Q16.

Embraer’s cash allocation strategy is one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to reduce its balance sheet exchange rate exposure. Of total cash and equivalents at the end of 3Q16, 56% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its 2016 cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais and approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2016, around 45% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.42. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 6.34.

operational balance sheet accounts

in millions of U.S.dollars
FINANCIAL POSITION DATA	(1)	(1)	(1)
	2Q16	3Q15	3Q16
Trade accounts receivable	824.1	830.2	720.2
Customer and commercial financing	41.0	54.9	27.6
Inventories	2,719.6	2,762.8	2,838.8
Property, plant and equipment	2,081.1	2,024.0	2,145.7
Intangible	1,498.2	1,348.5	1,574.4
Trade accounts payable	1,068.2	983.6	1,125.9
Advances from customers	956.1	856.4	937.1
Total shareholders' equity	3,818.7	3,769.7	3,783.7
(1) Derived from unaudited financial information.

The Company’s main working capital accounts finished 3Q16 more favorably, helping to somewhat offset the pressure on Free Cash Flow from higher Capex and Development expenditures during the period. On the positive side, trade accounts receivable declined US$ 103.9 million during 3Q16 to end the quarter at

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US$ 720.2 million, due to a combination of payments in 3Q16 for commercial aircraft delivered in 2Q16 and receipt of payment for certain contracts in the Defense & Security segment. The 3Q16 accounts receivable balance is the lowest for the Company since the end of 1Q15. Also, trade accounts payable increased from US$ 1,068.2 million at the end of 2Q16 to US$ 1,125.9 million, helping to generate operating cash flow during the quarter. These positive variations were somewhat offset by a US$ 119.2 million increase in inventories to end 3Q16 at US$ 2,838.8 million, due to a combination of softer demand for executive jets and the seasonality of investment in inventory to support higher deliveries in the fourth quarter.

Intangibles increased by US$ 76.2 million from the end of 2Q16 to US$ 1,574.4 million at the end of 3Q16, as a consequence of continued investments in product development, related to the Company’s E-2 second generation E-Jet family, which continues to progress ahead of schedule. Property, plant and equipment increased from US$ 2,081.1 million at the end of 2Q16 to US$ 2,145.7 million at the end of 3Q16.

Total Backlog

During 3Q16, Embraer delivered a total of 29 commercial and 25 executive aircraft. Considering all deliveries and firm orders obtained during the period, the Company’s firm order backlog ended the quarter at US$ 21.4 billion, compared to US$ 21.9 billion at the end of 2Q16 and US$ 22.8 billion at the end of 3Q15. The chart  below presents the Company’s backlog evolution, in billions of dollars.

segment Results

The Commercial Aviation segment represented 61.3% of consolidated revenues in 3Q16, up from the 53.6% in 3Q15, and registered a 34.7% increase in revenues as a result of higher aircraft deliveries in 3Q16. The Defense & Security segment accounted for 14.2% of 3Q16 revenues, in line with the 14.1% registered in 3Q15 as revenues grew 18.6% on a year-over-year basis. Executive Jets segment revenues declined 8.8% year-over-year to US$ 366.6 million, and represented 24.2% of the consolidated total, down from the 31.3% in last year’s third quarter.

in millions of U.S.dollars
NET REVENUES	(1)		(1)		(1)		(1)
BY SEGMENT	2Q16%		3Q15%		3Q16%		YTD16%
Commercial Aviation	857.2	62.8	688.2	53.6	926.9	61.3	2,495.2	59.5
Defense & Security	209.5	15.3	181.7	14.1	215.5	14.2	614.2	14.7
Executive Jets	292.7	21.4	402.0	31.3	366.6	24.2	1,061.1	25.3
Others	7.0	0.5	12.7	1.0	5.3	0.3	19.2	0.5
Total	1,366.4	100.0	1,284.6	100.0	1,514.3	100.0	4,189.7	100.0
(1) Derived from unaudited financial information.

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Commercial Aviation

During 3Q16, Embraer delivered 29 commercial aircraft, as follows:

DELIVERIES	2Q16	3Q15	3Q16	YTD16
Commercial Aviation	26	21	29	76
EMBRAER 175	21	20	24	64
EMBRAER 190	4	-	4	8
EMBRAER 195	1	1	1	4

During 3Q16, the main highlight was the international debut of the first E190-E2 prototype at the Farnborough Airshow, in the United Kingdom. The ferry flight from São José dos Campos to Farnborough took 12 hours and 40 minutes, with only two hours on the ground for refueling in Recife, in the northeast of Brazil, and then in Sal Island, in the Cape Verde archipelago, off the coast of Africa.

Another important milestone of the program was accomplished with the successful maiden flight of the second E190-E2 prototype, which took place on July 8th. The third prototype performed its first flight a few weeks later, on August 27th. The E190-E2 is scheduled to enter into service during the first half of 2018.

Also at the Farnborough Airshow 2016, Embraer announced sales contracts for both the E-Jets current generation and the E-Jets E2 family of aircraft. Nordic Aviation Capital (NAC) placed a firm order for four E190 aircraft, which were included in Embraer’s 2Q16 backlog, and have an estimated value of US$ 199 million, based on Embraer’s list prices.

Kalstar Aviation, an Indonesian regional operator, signed a firm order for five E190-E2s. The contract also included five purchase rights for the same model, bringing the total potential order to up to ten aircraft. The order has an estimated value of US$ 582 million, at current list price, if all the purchase rights are confirmed. Later, five additional purchase rights for E190-E2s were added to the contract. The deliveries to Kalstar orders are scheduled to begin in the first quarter of 2020.

Arkia Israeli Airlines signed a Letter of Intent (LoI) for up to ten E195-E2 jets, consisting of six firm orders and four purchase rights. The orders and purchase rights have a potential value of US$ 650 million, at the current list price. Arkia will configure all the E195-E2s in a very comfortable single-class layout with 134 seats. The airline currently operates four current generation E-Jets, being two E190s and two E195s.

With Kalstar’s and Arkia’s agreements, the E-Jets E2 backlog reached 272 firm orders plus 398 LoIs, options and purchase rights for a total of 670 commitments from airlines and leasing companies in just over three years after the official launch of the E-2 program.

In September, Embraer signed an agreement for up to five E190s with Colorful Guizhou Airlines, including two firm orders and three purchase rights. The firm order was included in Embraer’s 3Q16 backlog. The contract has an estimated value of US$ 249 million at the current list price, if all purchase rights are exercised. The two aircraft under the firm order will be delivered in 2017.

In the same month, Japan Airlines signed an extension of the Flight Hour Pool Program for J-AIR’s growing fleet of E170s and E190s, which currently stand at 20 aircraft. The pool agreement, for up to ten years, covers more than 300 part numbers for J-AIR’s entire E-Jets fleet. J-AIR currently operates 17 E170s and three E190s. The third E190 commenced revenue service at the start of September.

Embraer is the world’s leading manufacturer of commercial jets with up to 130+ seats. The Company has 100 customers from all over the world operating the ERJ and the E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,700 orders and over 1,200 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

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At the end of 3Q16, the order book (backlog) and cumulative deliveries for Commercial Aviation were as follows:

COMMERCIAL AVIATION	Firm Orders	Options	Total	Deliveries	Firm Backlog
BACKLOG
E170	193	6	199	190	3
E175	525	276	801	395	130
E190	590	55	645	531	59
E195	166	3	169	151	15
E175-E2	100	100	200	-	100
E190-E2	82	95	177	-	82
E195-E2	90	80	170	-	90
TOTAL E-JETS	1,746	615	2,361	1,267	479

Executive JETS

The Executive Jets segment delivered 13 light jets and 12 large jets, totaling 25 aircraft in 3Q16.

DELIVERIES	2Q16	3Q15	3Q16	YTD16
Executive Aviation	26	30	25	74
Light Jets	23	21	13	48
Large Jets	3	9	12	26

During 3Q16, Embraer’s Legacy 450 received certification for an extended range of 2,904 nm (5,370 km) from Brazil’s ANAC (Agência Nacional de Aviação Civil), the FAA (U.S. Federal Aviation Administration) and EASA (European Aviation Safety Agency). The new range, with four passengers plus reserves, represents an increase of 329 nm (609 km) from the originally certified range. The first Legacy 450 with the higher range was delivered in July.

The Phenom 100 EV, an evolution of Embraer’s entry-level Phenom 100 business jet, was launched in July. Featuring a new avionics suite with the Prodigy Touch flight deck, based on the Garmin G3000, and modified Pratt & Whitney Canada PW617F1-E engines, it offers more speed with superior hot-and-high performance. The Phenom 100 EV will enter the market in the first half of 2017 and has Emirates Flight Training Academy and Across as launch customers.

The mid-light Legacy 450 and midsize Legacy 500 earned certification in July for the Head-Up Display and Enhanced Vision System (E2VS) from Brazil’s ANAC, the FAA and EASA, making them the only aircraft in their categories that offer this technology.

In August, Embraer reached its first-ever solo No. 1 ranking in Aviation International News’ (AIN) Product Support Survey, and earned the No. 1 ranking in Pro Pilot’s Magazine’s Product Support Survey for the second year in a row, with an overall score of 8.58, the highest in the survey’s 26-year history.

In September, Embraer signed a firm order with Colorful Yunnan General Aviation Co., Ltd., for two Phenom 300 light business jets. Both aircraft, which are scheduled to be delivered by the end of this year, will be used in general aviation areas such as medical rescue and disaster-relief work and will play a vital role in high-end leisure and business travel.

Also during the third quarter, Embraer boosted its sales network in Asia Pacific with the appointment of Japan Aerospace Corporation (JAC) as the Authorized Sales Representative for Japan.

8

Defense & security

During 3Q16, final deliveries of the first batch of 20 aircraft for the Light Air Support (LAS) program of the United States Air Force were concluded. Also Embraer Defense & Security’s industrial plant in Jacksonville, Florida, began assembling the first of six aircraft acquired by the Republic of Lebanon in a contract signed in November 2015.

Regarding the KC-390 program, in addition to participating in the Farnborough Airshow in England, where the aircraft made its international debut, the first prototype also performed demonstration flights with program partners and potential customers. The aircraft demonstrated its high level of maturity, with availability reaching 100% during planned and carried out flights. Also during the Farnborough Airshow, Embraer and Boeing signed an agreement to jointly market and support the KC-390. According to the agreement, the companies will explore new business opportunities together. Embraer will provide the aircraft while Boeing will be responsible for providing services and support to the customers.

In the flight test campaign, the two KC-390 prototypes accumulated more than 550 flight hours by the end of the quarter. The campaign continues to proceed according to plan and Embraer expects to receive the certification of the KC-390 by the end of 2017, with deliveries planned for the first half of 2018.

Also in September, the first of six Legacy 500 aircraft was delivered to the Special Group of In-Flight Inspection (GEIV) of the Brazilian Air Force. The jets will be used for calibration and certification of navigation aids in all Brazilian airports. Deliveries of the remaining aircraft are scheduled to take place through 2020.

Under the F-39 Gripen NG program for the Brazilian Air Force, there are 68 Embraer engineers in Sweden participating in the technology transfer process. The construction of the Gripen Design and Development Network (GDDN) building for the Gripen NG, in Gavião Peixoto (SP), was completed and the center should be operational in 2016.

In July, Atech Negócios em Tecnologias implemented a new version of SIGMA (Integrated System of Air Movement Management) in order to ensure greater operational efficiency in air transport, given growing demand in Brazil. In August, a new aeronautical message handling system (AMHS) was implemented in Brasilia, designed to provide exchange of messaging features among civil and military authorities as well as with other international air traffic organizations. In addition, the SAGITARO (Advanced System of Air Traffic Information Management of Interest Operating Reports) system was implemented in the approach control centers of Fortaleza and Pirassununga. Also, Atech completed the development of the PLATAO (Advanced Platform for Testing, Training and Operational Update on Air Traffic) system, which aims to support the training activities of air traffic controllers, offering simulation of complex and real-life scenarios.

The Strategic Defense and Communications Geostationary Satellite Program (SGDC), which Visiona Tecnologia Espacial is responsible for integrating, is now in the final testing of the antennas in the anechoic chamber. In 3Q16, vibration and continuity testing and validation of the Ground Segment subsystems in Brasilia and Rio de Janeiro were completed. Additionally, Visiona signed a contract for remote sensing applications with the Brazilian National Institute for Space Research, INPE, for environmental monitoring of the Amazon region. The company supported the Brazilian armed forces in the security for major events held in August in Rio de Janeiro, through a pilot project that employed 11 satellites in surveillance activities.

In September, Savis Tecnologia e Sistemas presented, along with Tropico and Harris, proof of concept results in Brasilia, during major events held in Rio de Janeiro, which involved the installation of a mobile broadband 4G / LTE network for the exclusive use of the Brazilian Army. Full readiness in providing a package of solutions for critical communications missions was shown with wireless 4G networking technology and high local content, offering a range of employment opportunities in the local defense and security sector.

9

SEC/DOJ INVESTIGATIONS UPDATE

The Company received in September, 2010 a subpoena from the SEC and associated inquiries from the U.S. Department of Justice, or DOJ, concerning possible non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, in relation to certain aircraft sales outside of Brazil. In response, the Company retained outside counsel to conduct an internal investigation of sales in three countries.

In light of additional information, the Company voluntarily expanded the scope of the internal investigation to include sales in other countries, reported on these matters to the SEC and the DOJ and otherwise cooperated with them. In October 2016 the Company finalized definitive agreements (Final Agreements) with the U.S. Department of Justice (DOJ) and the U.S. Securities and Exchange Commission (SEC) for the settlement of the allegations of criminal and civil violations of the U.S. Foreign Corrupt Practices Act (FCPA).  The Company also finalized a term of undertaking (termo de compromisso e de ajustamento de conduta, TCAC) with the Brazilian Federal Public Prosecutor’s Office (Ministério Público Federal, MPF) and the Brazilian Securities and Exchange Commission (CVM) for the resolution of allegations of violations of certain Brazilian laws.

Under the Final Agreements with the DOJ and the SEC:

•    We agreed to pay US$98.2 million to the SEC (of which up to US$20.0 million may be deducted if such amount is actually paid to the MPF and the CVM under the TCAC, as described below), as disgorgement of profits, and US$107.3 million to the DOJ, as penalty for one count of conspiracy to violate the anti-bribery and books and records provisions of the FCPA and one count of violating the internal controls provisions of the FCPA.

•    The DOJ agreed to defer prosecution for three years for the acts acknowledged by us in a deferred prosecution agreement (DPA), after which period the charges will be dismissed if the Company does not violate the terms of the DPA.

•    We agreed to an external and independent monitorship for a period of up to three years to assess compliance with the Final Agreements, especially regarding effectiveness of controls and procedures to reduce the risk of any FCPA violations.

Simultaneously with the Final Agreements, we finalized a TCAC with the MPF and the CVM to settle any potential claims that could be brought in court (ação civil pública) or through administrative proceedings (processo administrativo sancionador) in Brazil. The TCAC has also been approved by the relevant authorities and is fully effective.

Under the TCAC, we acknowledged violations of certain Brazilian laws between 2007 and 2011 and agreed to:

•    Pay a total of R$ 64 million to a Brazilian federal fund (Fundo de Defesa dos Direitos Difusos), as disgorgement of illegal profits, damages, and as a deterrent against similar practices.  The amount payable under the TCAC is to be deducted from the amount payable under the Final Agreements.

•    Cooperate with the MPF and the CVM in lawsuits and administrative proceedings against individuals arising out of the acts acknowledged in the TCAC.

Under the TCAC, the MPF and the CVM acknowledged that (i) we voluntarily conducted a broad internal investigation, which assisted in uncovering facts that were the subject of criminal and administrative investigations, and (ii) we approached the Brazilian authorities pro-actively and in good faith, and they agreed that:

•    The MPF will not file suit (ação civil pública and ação de improbidade administrativa) against us arising out of the acts we have acknowledged and will terminate proceedings now underway.

•    The CVM will end an ongoing administrative proceeding arising out of the acts we have acknowledged.

•    The MPF and the CVM will inform other Brazilian federal agencies of the terms of the TCAC and cooperate with us in seeking that these agencies take the TCAC into consideration should other proceedings regarding the acknowledged acts be brought.

10

The Final Agreements and the TCAC represent the conclusion of the internal investigation of allegations of noncompliance with the FCPA and certain Brazilian laws in some aircraft sales outside Brazil.

Related proceedings and developments in other countries are ongoing and could result in additional fines, which may be substantial, and possibly other substantial sanctions and adverse consequences. The Company believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

In August 2016, several putative securities class action complaints were filed against the Company and its management in the federal courts of the United States alleging that misleading disclosure regarding the investigation described above and related matters caused losses to investors.  In October 2016, the court ruled to consolidate the class actions and designated a lead plaintiff and the leading counsel for the class.  The Company is defending itself in the class action. At this point the Company believes that it does not have an adequate basis to assess the claims made in the class action.

The Company will continue to cooperate with the governmental authorities, as circumstances may require.

In light of the internal investigation, we embarked on a comprehensive effort to improve and expand our compliance program worldwide. This multi-year task involved reexamining every aspect of our compliance systems, and where appropriate, redesigning or adding to them. Some of the key enhancements include the creation of a Compliance Department; the appointment of a Chief Compliance Officer reporting to Embraer’s general counsel, which, for these matters, reports directly to the Risk and Audit Committee of the Board of Directors; the development of a program to monitor engagement of and payments to third parties; improvements to compliance policies, procedure and controls; the enhancement of anonymous and other reporting channels; and the development of a comprehensive training and education program designed to maintain and reinforce a strong compliance culture at all levels of Embraer globally. The Company will continue to promote enhancements and update its compliance program.

Reconciliation OF IFRS and “non gaap” information

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)
LTM* (IFRS)	2Q16	3Q15	3Q16
Net Income Attributable to Embraer	6.1	49.4	83.2
Noncontrolling interest	7.0	12.3	4.0
Income tax (expense) income	68.0	358.6	(112.9)
Financial income, net	3.8	38.4	23.6
Foreign exchange gain, net	23.1	3.8	(2.0)
Depreciation and amortization	333.5	303.5	352.5
EBITDA LTM	441.5	766.0	348.4
(1) Derived from unaudited financial information.
* Last Twelve Months

We define Free cash flow as operating cash flow net of financial investments adjustment, less Net additions to property, plant and equipment, Additions to intangible assets, and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry. EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

11

in millions of U.S.dollars
EBITDA RECONCILIATION	(1)	(1)	(1)	(1)
	2Q16	3Q15	3Q16	YTD16
Net Loss Attributable to Embraer	(99.4)	(109.6)	(33.7)	(29.2)
Noncontrolling interest	(2.1)	4.2	1.2	1.2
Income tax (expense) income	(16.0)	164.4	(16.5)	(64.6)
Financial income (expense), net	(4.9)	1.2	21.0	16.5
Foreign exchange gain (loss), net	(5.0)	24.2	(0.9)	5.5
Depreciation and amortization	79.7	73.6	92.6	254.2
EBITDA	(47.7)	158.0	63.7	183.6
EBITDA Margin	-3.5%	12.3%	4.2%	4.4%
(1) Derived from unaudited financial information.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

in millions of U.S.dollars
ADJUSTED NET INCOME (LOSS) RECONCILIATION	(1)	(1)	(1)	(1)
	2Q16	3Q15	3Q16	YTD16
Net Loss Attributable to Embraer	(99.4)	(109.6)	(33.7)	(29.2)
Net change in Deferred income tax & social contribution	(56.5)	181.1	(10.8)	(172.9)
Provision for voluntary redundancy scheme	0.0	0.0	118.1	118.1
Impact of Penalty Provision	200.0	0.0	5.5	205.5
Adjusted Net Income	44.1	71.5	79.1	121.5
Adjusted Net Margin	3.2%	5.6%	5.2%	2.9%
(1) Derived from unaudited financial information.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Some Financial Ratios based on “non GAAP” information

CERTAIN FINANCIAL RATIOS - IFRS	(1)	(1)	(1)
	2Q16	3Q15	3Q16
Total debt to EBITDA (i)	8.31	4.42	10.11
Net cash to EBITDA (ii)	(1.39)	(0.84)	(1.73)
Total debt to capitalization (iii)	0.49	0.47	0.50
LTM EBITDA to financial expense (gross) (iv)	2.10	4.75	1.79
LTM EBITDA (v)	441.5	766.0	378.2
LTM Interest and commissions on loans (vi)	210.1	161.3	211.8
(1) Derived from unaudited financial information.

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

12

FINANCial statements

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	(1)		(1)
	Three months ended on		Nine months ended on
	30 Sep, 2015	30 Sep, 2016	30 Sep, 2015	30 Sep, 2016
Revenue	1,284.6	1,514.3	3,853.7	4,189.7
Cost of sales and services	(1,060.0)	(1,229.8)	(3,092.1)	(3,360.1)

Gross profit	224.6	284.5	761.6	829.6
Operating Income (Expense)
Administrative	(42.6)	(33.1)	(132.4)	(120.3)
Selling	(78.4)	(86.7)	(264.7)	(287.2)
Research	(8.6)	(11.9)	(26.8)	(28.8)
Other operating income (expense), net	(10.6)	(181.6)	(71.5)	(463.7)
Equity in gain or losses of associates	-	(0.1)	-	(0.2)

Operating profit (loss) before financial income	84.4	(28.9)	266.2	(70.6)
Financial (expenses) income, net	(1.2)	(21.0)	(15.8)	(16.5)
Foreign exchange gain (loss), net	(24.2)	0.9	20.1	(5.5)

Profit (loss) before taxes on income	59.0	(49.0)	270.5	(92.6)
Income tax expense	(164.4)	16.5	(303.7)	64.6

Net loss	(105.4)	(32.5)	(33.2)	(28.0)
Attributable to:
Owners of Embraer	(109.6)	(33.7)	(42.0)	(29.2)
Noncontrolling interest	4.2	1.2	8.8	1.2

Weighted average number of shares (in thousands)
Basic	729.1	729.5	729.1	729.5
Diluted	732.1	730.1	732.4	731.5

Losses per share
Basic	(0.1503)	(0.0462)	(0.0576)	(0.0400)
Diluted	(0.1497)	(0.0461)	(0.0573)	(0.0399)

Losses per share - ADS basic (US$)	(0.6013)	(0.1848)	(0.2304)	(0.1601)
Losses per share - ADS diluted (US$)	(0.5988)	(0.1843)	(0.2292)	(0.1597)
(1) Derived from unaudited financial statements.

13

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1)		(1)
	Three Months Ended		Nine Months Ended
	30 Sep, 2015	30 Sep, 2016	30 Sep, 2015	30 Sep, 2016
Operating activities
Net income (loss)	(105.4)	(32.5)	(33.2)	(28.0)
Items not affecting cash and cash equivalents
Depreciation	40.4	50.3	125.1	137.3
Amortization	33.2	42.3	93.4	116.9
Accounts payable for penalties	-	5.5	-	205.5
Provision for VRS	-	118.1	-	118.1
Contribution from suppliers	(7.4)	(9.4)	(20.9)	(26.0)
Allowance (reversal) for inventory obsolescence	0.5	(12.5)	10.6	(8.0)
Provision (reversal) for adjustment to market value	(5.4)	(43.3)	(0.4)	19.1
Provision (reversal) allowance for doubtful accounts	1.2	(1.0)	6.7	12.6
Gains (losses) on fixed assets disposal	-	3.3	-	7.9
Deferred income tax and social contribution	181.1	(10.8)	284.4	(172.9)
Accrued interest	10.8	2.4	15.0	4.1
Interest over marketable securities	(0.4)	(6.6)	(1.3)	(20.6)
Equity in the losses of associates	-	0.2	-	0.2
Share-based remuneration	0.5	0.4	1.8	1.1
Foreign exchange gain (loss), net	14.7	(0.5)	(25.2)	(2.8)
Residual value guarantee	(11.1)	18.6	(9.6)	24.7
Other	-	(1.3)	17.5	(0.6)
Changes in assets
Financial investments (2)	46.6	66.4	12.2	(257.5)
Derivative financial instruments	26.6	3.1	28.4	(22.2)
Collateralized accounts receivable and accounts receivable	(23.2)	128.2	(148.0)	123.7
Customer and commercial financing	1.9	13.4	13.8	28.6
Inventories	(90.9)	(91.8)	(330.8)	(505.7)
Other assets	(36.7)	(40.7)	(173.5)	(138.9)
Changes in liabilities
Trade accounts payable	18.0	59.4	19.2	80.2
Non-recourse and recourse debt	(0.3)	(4.5)	(2.2)	(3.2)
Other payables	(45.1)	(2.9)	(65.7)	10.3
Contribution from suppliers	30.4	25.0	134.6	123.9
Advances from customers	62.9	(16.4)	89.5	(16.6)
Taxes and payroll charges payable	(47.5)	(11.2)	(26.4)	11.4
Financial guarantees	(10.7)	25.5	(24.9)	(34.6)
Other provisions	20.3	10.4	39.6	(9.6)
Unearned income	19.6	14.6	35.1	2.0
Net cash generated by (used in) operating activities	124.6	301.7	64.8	(219.6)
Investing activities
Additions to property, plant and equipment	(75.7)	(125.9)	(244.9)	(314.4)
Proceeds from sale of property, plant and equipment	-	-	37.5	0.1
Additions to intangible assets	(109.8)	(129.9)	(298.4)	(367.8)
Investments in associates	-	(1.0)	(0.2)	(2.3)
Proceeds from held to maturity securities	(220.0)	51.1	(219.0)	54.1
Loans	-	2.1	-	(13.8)
Dividends Received	-	-	-	0.1
Restricted cash reserved for construction of assets	-	-	-	4.3
Net cash used in investing activities	(405.5)	(203.6)	(725.0)	(639.7)
Financing activities
Proceeds from borrowings	51.9	289.9	1,305.7	426.7
Repayment of borrowings	(32.6)	(137.4)	(138.4)	(325.7)
Dividends and interest on own capital	(9.3)	(8.4)	(53.5)	(24.3)
Proceeds from stock options exercised	1.7	-	5.9	1.5
Acquisition of own shares	-	(1.2)	-	(17.1)
Net cash generated by financing activities	11.7	142.9	1,119.7	61.1
Increase (Decrease) in cash and cash equivalents	(269.2)	241.0	459.5	(798.2)
Effects of exchange rate changes on cash and cash equivalents	(123.1)	(8.7)	(218.0)	88.2
Cash and cash equivalents at the beginning of the period	2,346.8	1,223.2	1,713.0	2,165.5
Cash and cash equivalents at the end of the period	1,954.5	1,455.5	1,954.5	1,455.5
(1) Derived from unaudited financial statements.
(2) Include Unrealized (gain) on Financial investments, 3Q15 (8.1), YTD15 (30.3), 3Q16 (17.0) and YTD16 (48.5)

14

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
A S S E T S	As of June 30,	As of September 30,
	2016	2016
Current assets
Cash and cash equivalents	1,223.2	1,455.5
Financial investments	1,072.2	1,236.1
Trade accounts receivable, net	823.8	719.9
Derivative financial instruments	28.9	26.4
Customer and commercial financing	9.6	6.3
Collateralized accounts receivable	123.4	136.9
Inventories	2,719.6	2,838.8
Income tax and Social Contribution	182.8	220.5
Other assets	387.7	382.3
	6,571.2	7,022.7
Non-current assets
Financial investments	760.6	478.8
Trade accounts receivable	0.3	0.3
Derivative financial instruments	1.6	1.5
Customer and commercial financing	31.4	21.3
Collateralized accounts receivable	247.5	207.7
Guarantee deposits	584.0	587.4
Deferred income tax	4.5	3.0
Other assets	153.6	154.5
	1,783.5	1,454.5

Investments	2.9	3.7
Property, plant and equipment, net	2,081.1	2,145.7
Intangible assets	1,498.2	1,574.4
	5,365.7	5,178.3

TOTAL ASSETS	11,936.9	12,201.0
(1) Derived from unaudited financial information.

15

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

	(1)	(1)
LIABILITIES	As of June 30,	As of September 30,
	2016	2016
Current liabilities
Trade accounts payable	1,068.2	1,125.9
Loans and financing	466.3	498.5
Non-recourse and recourse debt	17.3	28.9
Other payables	355.0	556.6
Advances from customers	779.0	812.7
Derivative financial instruments	3.1	3.5
Taxes and payroll charges payable	42.0	38.2
Income tax and social contribution	173.3	161.1
Financial guarantee and residual value	78.1	74.9
Provisions	298.8	221.5
Dividends payable	9.7	5.7
Unearned income	310.1	325.8
	3,600.9	3,853.3
Non-current liabilities
Loans and financing	3,203.0	3,324.6
Non-recourse and recourse debt	368.8	352.8
Other payables	13.5	14.1
Advances from customers	177.1	124.4
Taxes and payroll charges payable	103.8	105.8
Deferred income tax and social contribution	252.7	240.5
Financial guarantee and residual value	161.0	163.4
Provisions	122.4	124.6
Unearned income	114.9	113.8
	4,517.2	4,564.0

TOTAL LIABILITIES	8,118.1	8,417.3

Shareholders' equity
Capital	1,438.0	1,438.0
Treasury shares	(48.3)	(49.5)
Revenue reserves	2,450.4	2,450.4
Share-based remuneration	36.1	36.5
Retained earnings (losses)	(18.1)	(56.4)
Accumulated Other Comprehensive Loss	(133.1)	(130.5)
	3,725.0	3,688.5
Non-controlling interest	93.8	95.2
Total company's shareholders' equity	3,818.8	3,783.7
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	11,936.9	12,201.0
(1) Derived from unaudited financial information.

16

Investor Relations

Eduardo Couto, Caio Pinez, Christopher Thornsberry, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927 1000

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q16 Results on Monday, October 31, 2016 at 12:30PM (SP) / 10:30AM (NY).The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 81292835

ABOUT EMBRAER

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit www.embraer.com.br

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer